Exhibit 99.2

Quoin Pharmaceuticals Announces Closing of $16.8 Million Public Offering

ASHBURN, Va., August 9, 2022 (GLOBE NEWSWIRE) -- Quoin Pharmaceuticals Ltd. (NASDAQ: QNRX) (the “Company” or “Quoin”), a clinical stage, specialty pharmaceutical company focused on rare and orphan diseases, today announced the closing of its previously announced public offering of 11,050,000,000 ordinary shares represented by 2,210,000 American Depositary Shares at a purchase price of $5.00 per ADS and pre-funded warrants to purchase 5,750,000,000 ordinary shares represented by 1,150,000 American Depositary Shares at a per pre-funded warrant price of $4.9999 (with each ADS and pre-funded warrant accompanied by an ordinary warrant) for an aggregate gross proceeds of $16.8 million.

The Company intends to use the net proceeds from the offering for general corporate purposes.

A.G.P./Alliance Global Partners acted as the sole placement agent for the offering.

A registration statement on Form F-1, as amended (No. 333-266476) relating to the offering was declared effective by the Securities and Exchange Commission (“SEC”) on August 5, 2022. A final prospectus relating to the offering has been filed and is available on the SEC’s website at https://www.sec.gov. The offering was made only by means of a prospectus. Electronic copies of the final prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Quoin Pharmaceuticals Ltd.

Quoin Pharmaceuticals Ltd. is a clinical stage specialty pharmaceutical company focused on developing and commercializing therapeutic products that treat rare and orphan diseases. We are committed to addressing unmet medical needs for patients, their families, communities and care teams. Quoin’s innovative pipeline comprises four products in development that collectively have the potential to target a broad number of rare and orphan indications, including Netherton Syndrome, Peeling Skin Syndrome, Palmoplantar Keratoderma, Scleroderma, Epidermolysis Bullosa and others. For more information, visit: www.quoinpharma.com or LinkedIn for updates.

Cautionary Note Regarding Forward Looking Statements

The Company cautions that statements in this press release that are not a description of historical facts, including, but not limited to, statements regarding the expected use of proceeds, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as "expect," "intend," "plan," "anticipate," "believe," and "will," among others. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon the Company’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" included in the Company’s Annual Report on Form 20-F filed with the SEC on April 14, 2022, and in other filings the Company has made and may make with the SEC in the future. One should not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as may be required by law.

For further information, contact:

Investor Relations

PCG Advisory

Stephanie Prince

sprince@pcgadvisory.com

(646) 863-6341